SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlii)	1Q06 Earnings Release with Full Financial Statements: May 16, 2006
(a) (2) (xliii)	1Q06 Earnings Release Analyst Presentation: May 16, 2006
(a) (2) (xliv)	CEO Introductory Presentation at Mallorca Site Visit: June 8, 2006

8 June 2006 Analysts Meeting (Majorca 2006) Rafael Miranda CEO

Business vision . Competitiveness . Asset portfolio . Risk management (balance) . Fuel supply . Operational efficiency . Customers . Versus the regulatory risk . Consolidated improvement in quality of supply . Added-value products and services . Regulation . Deregulated business subject to market forces . Regulated business with sufficient profitability for efficient management . Environment . More environmentally efficient production and consumption . CO2

In Spain and Portugal our growth commitment is based on an excellent portfolio of assets M(euro) 844 TACC 2004-2009 EBITDA growth 824 1.037 +26% 4.200 MM(euro) 10,3 Investment plan Generation Mainland Capex Generation Renewable Generation Islands Capex Distribution 1,1 1,5 1,4 4,3 1,8 Others10-12% 3.266 3.620 +32% +11% 2004 2005 2006 2009 2005-09 Growth is based on market hypothesis, conservative regulation, operational efficiency and the investment plan

Fuel costs (euro)/MWh +6,07% 22,7 21,4 16,4 16,2 -1,22% Endesa Sector Endesa Sector 2005 1Q 2006 Competitiveness in fuel supplies (1) Total power-plant cost (excl. pumping cost) over total production (incl. hydroelectric) (2) Coal cost not reduced for premiums

CO2 supply Possible mechanisms EUAs: Emission rights sold under the ETS CDM: Projects generating CERs in a non-Annex 1 country JI: Projects generating ERUs in an Annex 1 country Purchases ~ 10Mtn 2005 and 2006 deficit cover 62 Mtn with ERPA 21 Mtn with LOI 160 Mtn projects in portfolio CO2 is no longer a risk for Endesa. It could even be a source of value

Endesa's capacity plan will enable us to continue with an excellent generation porfolio Coal imports CCGT Renewable Islands MW 3.200 4.400 5.000 +33% +85% 3.000 +267% +150% 3.750 Increase in mainland 1.730 capacity 1.200 1.200 2005-2009 2004 2009 2004 2009 2004 2009 2004 2009 Endesa's Environmental Investment in Balance of mix and limited efficiency and a stable strategy volatility regulatory regulatory ambit framework

Portfolio of customers with intrinsic value and as cover against wholesale-price volatility (euro)/MWh 56,59 51,56 42,35 Profitable, appropriate price- risk cover RDL 3/2006 Underlying from Renewals sales in the liberalized maket

In distribution: Payment in return for distribution activities needs adjustment Improved quality to allow investment to be contained TIEPI 3:38 -34% 2:14 2003 2005 (euro)/MWh POR IRL ALE DIN AUS FRA GRE SUE BEL HOL ITA UK ESP NOR 32.0 30.6 29.9 29.1 26.5 23.2 22.4 21.9 19.7 18.9 18.8 17.9 14.7 14.3 Payment for distribution in the "most comparable" European countries is 30-70% higher than in Spain

Regulation issues pending Development of the wholesale market Regulated business Environmental issues . RDL 3/2006 - Temporary nature (mechanism and price) . Term market development . Encouraging long-term bilateral contracts with major consumers . Improvement for distribution . Review of special regime retribution . NAP 2008-2012 Need for an additive tariff

Topics to be pursued . Regulatory outlook in Spain . Energy and CO2 markets . Endesa's Supply Strategy . Bolonia Real Estate . Explanatory rules on Balearic Islands system . Non-mainland system: estimated impact of Ministerial Orders development

Disclaimer This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under "Risk Factors" in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comision Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward- looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

8 June 2006 Analysts Meeting (Majorca 2006) Rafael Miranda CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: June 8, 2006	By:	/s/ Álvaro Pérez de Lema

Title: Manager of North America Investor Relations